Exhibit 3:   New Article VI to the Bylaws of Chembio Diagnostics, Inc.

Article VI:
The Corporation elects not to be governed by the provisions of Nevada Revised Statutes 78.378 to 78.3793, inclusive, and Nevada Revised Statutes 78.378 to 78.3793, inclusive, do not apply to the Company or to an acquisition of a controlling interest in the Company by all existing stockholders and classes of stockholders of the Company and all future stockholders and classes of stockholders of the Company.